UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

UBS Group AG standalone financial

information for the six months ended

30
June 2023, which appears immediately following this page.

UBS

Group AG

Standalone financial information

for the six months ended
30 June 2023

Table of contents
UBS Group AG standalone financial information
1
Income statement
1
Balance sheet
Notes to the UBS Group AG standalone financial
information
2
Basis of accounting
2
Accounting policies
2
Significant events
Appendix
4
Cautionary statement
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receives inquiries on compensation
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Group Company Secretary
P.O.

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Switzerland
sh-company-secretary@ubs.com
+41-44-235 6652
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a unit of the Group Company
Secretary’s office, is responsible

for the registration of UBS Group AG
registered shares.
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P.O.

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Switzerland
sh-shareholder-services@ubs.com
+41-44-235 6652
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Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

UBS Group AG standalone financial information
Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.23 30.6.22 30.6.23 30.6.22
Dividend income from the investment in UBS AG

6,000

4,200

5,361

4,087
Other operating income

3,091

1,174

2,808

1,112
Operating income

9,091

5,374

8,169

5,199
Impairment of the investment in Credit Suisse AG

21,855

19,648
Other operating expenses

3,184

965

2,895

910
Operating expenses

25,039

965

22,543

910
Extraordinary income

17,317

15,771
Extraordinary expenses

16,319

14,861
Operating profit / (loss) before tax

(14,950)

4,409

(13,465)

4,289
Tax expense / (benefit)

(9)

10

(8)

10
Net profit / (loss) for the period

(14,941)

4,399

(13,456)

4,280
Balance sheet
USD m CHF m
30.6.23 31.12.22 30.6.23 31.12.22
Assets
Current assets

12,965

4,895

11,615

4,524
Non-current assets

171,910

104,509

154,001

96,597
of which: investment in UBS AG

40,889

40,889

36,629

37,793
of which: investment in Credit Suisse AG

9,822

8,799
Total assets

184,876

109,404

165,615

101,121
Liabilities
Short-term liabilities

11,000

6,429

9,854

5,942
Long-term liabilities

129,344

64,883

115,869

59,971
Total liabilities

140,344

71,311

125,723

65,913
of which: Deferred Contingent Capital Plan

1,535

1,600

1,375

1,479
of which: other deferred compensation plans

2,576

2,793

2,307

2,581
Equity
Share capital
1

346

359

341

352
Statutory capital reserve
2

45,356

23,826

43,440

23,522
of which: capital contribution reserve

55,438

23,826

52,761

23,522
of which: other statutory capital reserve

(10,082)

(9,320)
Statutory earnings reserve

50

47
of which: reserve for treasury shares held by subsidiaries

50

47
Voluntary earnings reserve
2

18,155

16,364

13,855

13,620
Treasury shares

(4,435)

(6,844)

(4,334)

(6,557)
of which: against capital contribution reserve

(1,133)

(2,525)

(1,053)

(2,407)
Net profit / (loss)

(14,941)

4,389

(13,456)

4,271
Equity attributable to shareholders

44,532

38,093

39,893

35,209
Total liabilities and equity

184,876

109,404

165,615

101,121
1 Refer to “Share information and earnings per share” in the “Risk, capital, liquidity and funding, and balance sheet” section of the UBS Group second quarter 2023 report for information about UBS Group AG shares.

2 During

the second

quarter of

2023, as

approved by

the Annual

General Meeting

of Shareholders

(the AGM),

the payment

of an

ordinary cash

dividend of

USD 0.55 (gross)

per dividend-bearing

share, totaling
USD 1,679m (CHF 1,517m), was made,

half of it from the capital

contribution reserve within the statutory

capital reserve and the other half

from total profit available for

appropriation. The remaining amount

of total
profit available for appropriation (i.e., USD 3,549m from USD 4,389m respectively CHF 3,512m from

CHF 4,271m) was appropriated to the voluntary earnings reserve.

UBS Group AG standalone

Notes to the UBS Group AG standalone financial information
Basis of accounting
The UBS

Group AG standalone

financial statements

are prepared

in accordance

with the

principles of

the Swiss

Law
on Accounting and Financial Reporting (32nd

title of the Swiss Code of Obligations).
The interim financial information at hand comprises a condensed balance sheet, income statement and notes and is unaudited. It should be read

in conjunction with the audited standalone financial statements of

UBS Group AG
included in the Annual Report 2022.
This

interim financial

information provides

an

update of

the financial

position of

UBS Group AG to

current and
future investors, as well as other interested stakeholders.
Accounting policies
In preparing

the interim

financial information

for UBS

Group AG,

the same

accounting policies

and methods

of
computation have been applied

as in the

annual standalone financial statements as

of 31 December 2022. More
information about the accounting policies applied

is provided in Note 2 to the UBS Group

AG standalone financial
statements in

the Annual

Report 2022.

In addition,

UBS Group

AG adopted

the following

accounting policies

during
the reporting period:
Hedge accounting
UBS

Group

AG

applies

the

following

hedge

accounting

policies

where

requirements

on

risk

management,
documentation and effectiveness are met:
Fair value hedges of interest rate risk related

to debt instruments

UBS Group AG designates certain fixed-rate issued

debt instruments and fixed-to-floating interest rate derivatives as hedged items

and hedging instruments, respectively, in

fair value hedge

accounting relationships. The hedged
risk

is determined

as the

change in

the fair

value of

the issued

debt instruments

attributable to

changes in

the
designated

benchmark

interest

rates.

The

effective

portion

of

gains

and

losses

of

the

hedging

instruments

is
deferred on the

balance sheet

as
Accrued income and

prepaid expenses

or
Accrued expenses and

deferred income.

Hedge accounting for Investments in subsidiaries

UBS Group AG

applies hedge accounting

for certain investments

in subsidiaries denominated

in currencies other
than

the

US

dollar,

which

are

designated as

hedged

items.

For

this

purpose,

foreign

exchange

(FX)

derivatives,
mainly FX forwards and

FX swaps, are used

and designated as

hedging instruments.

The hedged risk is

determined
as the change in the fair value of the hedged item arising solely from changes in spot FX rates. Consequently,

UBS
Group AG designates the spot element of the

FX derivatives as hedging instruments. Changes in the fair

value of
the hedging instruments attributable to

changes in forward points are not

part of a hedge accounting designation
and are

recognized in
Financial income

or
Financial expenses

in the

income statement.

The effective

portion of

gains
and losses

of these

FX derivatives

is deferred

on the

balance sheet

as
Accrued income

and prepaid

expenses

or
Accrued expenses

and deferred

income

to the

extent no

change is

recognized in

the carrying

amount of

the hedged
item

arising

from

changes

in

spot

FX

rates.

Otherwise,

the

effective

portion

of

gains

and

losses

of

these

FX
derivatives is matched

with the corresponding

valuation adjustments of

the hedged item

recorded in the

income
statement and

recognized either

as a

reduction of
Impairment of

investments in

subsidiaries

or as
Extraordinary
income
.
Significant events
Acquisition of Credit Suisse Group AG
On 12 June 2023, UBS Group AG formally acquired Credit Suisse Group

AG through merger by absorption. In the
standalone

financial

statements

of

UBS

Group

AG

the

acquisition

has

been

applied

retroactively

as

of
1 January 2023, whereby assets of USD 108,029m

(CHF 99,850m), liabilities of USD 83,512m

(CHF 77,189m) and
equity

of

USD 24,517m

(CHF 22,661m)

were

recognized.

In

exchange,

the

transferring

shareholders

obtained
176m shares of

UBS Group AG

previously held as treasury

shares. In addition,

contingent liabilities of USD 879m
(CHF 812m) were assumed.

UBS Group AG standalone

Write-off of additional tier 1 (AT1) instruments

formerly issued by Credit Suisse Group

AG
On 19 March 2023,

as ordered by the

Swiss Financial Market

Supervisory Authority (FINMA),

additional tier 1 (AT1)
instruments formerly issued

by Credit

Suisse Group AG

in a

total amount

of USD 17,317m (CHF 15,771m)

were
written off together with the corresponding

internal AT1 instruments issued by

Credit Suisse AG in a total amount
of USD 16,319m

(CHF 14,861m). These

amounts are

included in

the income

statement in
Extraordinary income
and
Extraordinary expenses
, respectively.
Impairment of investment in Credit Suisse

AG

Investments in subsidiaries include all subsidiaries directly held by

UBS Group AG through which UBS

conducts its
business

on

a

global

basis. The

investments

are

measured individually

and

carried

at

cost

less

impairment. The
carrying amount is tested for impairment annually

and when indicators of a potential decrease

in value exist.

In

the

reporting

period,

UBS

Group

AG

recorded

an

impairment

of

its

investment

in

Credit

Suisse

AG

of
USD 21,855m (CHF 19,648m) in the income

statement in
Impairment of the investment

in Credit Suisse AG
. The
impairment was

recorded to

align the

book value

of the

assets and

liabilities acquired

through merger

by absorption
of Credit Suisse

Group AG as of

19 March 2023

with the fair

value of the

treasury shares provided

to the Credit
Suisse Group AG shareholders as of

12 June 2023 (“consideration paid approach”).
Cancellation of shares and change of

the share capital currency
On 5 April

2023, the Annual

General Meeting of

Shareholders (the

AGM) approved

the cancellation of

62,548,000
shares, each with

a nominal value

of CHF 0.10,

purchased under

the 2021 share

repurchase program.

Share capital
has been reduced by

the nominal value of the repurchased

shares upon cancellation, i.e., USD 7m (CHF 6m). The
capital

contribution reserve

and

the

voluntary

earnings reserve

were

each

reduced

by

50%

of

the

total

capital
reduction

amount

exceeding

the

nominal

value

upon

cancellation

of

the

repurchased

shares,

i.e.,

each

by
USD 554m (CHF 511m). Amounts

disclosed in Swiss francs

may differ from the

purchase price of the

shares due to
the applied method of converting US dollars

to Swiss francs for presentation purposes.
Furthermore, the

AGM

approved a

change of

the

share

capital currency

from the

Swiss

franc to

the US

dollar,
resulting in a slight reduction

of the nominal value

per share to USD 0.10

(from CHF 0.10), with

the amount of the
reduction of USD 6m

(CHF 5m) allocated to the
Capital contribution reserve
. As a

consequence of the

change in
the

share

capital

currency, the

capital

contribution

reserve

was

also

converted from

Swiss

francs

to

US

dollars,
resulting

in

an

increase

of

USD 1,602m

(CHF 1,482m),

with

the

offset

recorded

in

the
Other

statutory

capital
reserve
. The

conversion was

implemented with

retroactive effect

as of

1 January

2023 for

accounting purposes
based on the closing exchange rate from 30

December 2022.
These events did not change the total equity

reported for UBS Group AG.

UBS Group AG standalone

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

November 7, 2023